Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth (in thousands), for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in connection with the financial statements and notes incorporated by reference in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2017	2016	2015	2018
Earnings	$(53,521)	$(50,706)	$(43,323)	$(23,270)
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Coverage deficiency	$62,428	$54,804	$45,290	$25,237

(1)

Our earnings were insufficient to cover fixed charges for the years ended December 31, 2015, 2016 and 2017 and for the six months ended June 30, 2018. Accordingly, we are unable to disclose a ratio of earnings to fixed charges for such periods.

For purposes of calculating the ratios in the table above, earnings consist of net loss before income taxes plus fixed charges. “Fixed charges” include interest expense related to notes payable and capital lease obligations.